Exhibit 1

Davidson Kempner Capital Management LLC Condemns Sun-Times Board Announcement

NEW YORK, January 5, 2009 — Davidson Kempner Capital Management LLC, the sizeable Sun-Times Media Group Inc. (OTC:SUTM) stockholder that is currently undertaking a consent solicitation to replace the current Sun-Times Board of Directors with new directors who are seasoned publishing and turnaround executives, today condemned last Friday’s announcement from the Sun-Times Board abandoning its earlier commitment to replace a number of its current directors by January 1, 2009.

“This decision by the current Board to further entrench itself, despite repeated previous commitments to board renewal should leave every Sun-Times shareholder deeply concerned about the company’s future. Under the incumbent Board of Directors, Sun-Times has experienced serious declines in operating performance, a potentially destructive liquidity crisis, and the almost complete deterioration of stockholder value with shares now trading at a paltry 6 cents per share.

“In addition to these failings, the Board is unable even to identify to stockholders any new directors to join Sun-Times, despite a recruitment effort that by the Board’s own admission has been underway for many months. Friday’s announcement further calls into question the credibility of the Board’s promises to stockholders. The Board’s failure to recruit new directors has nothing to do with Davidson Kempner’s consent solicitation, and everything to do with the dismal track record of the current directors who do not possess the necessary publishing and restructuring credentials.

“Davidson Kempner has proposed a reconstituted board with new directors who we believe have the publishing and restructuring experience and credentials to rescue Sun-Times and create long-term value for its shareholders. We therefore urge Sun-Times stockholders to provide their consents to remove the present Sun-Times Board, and appoint the new appropriately experienced board of directors that we have nominated,” Davidson Kempner said.

If stockholders have any questions, or need assistance in providing their consent, please call Innisfree M&A Incorporated toll-free at (888) 750-5834. (Banks and brokers may call collect at (212) 750-5833).

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